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                              April 23, 2021

       Don Harmer
       President
       GRASS QOZF, Inc.
       204 West Spear Street #3862
       Carson City, NV 89703

                                                        Re: GRASS QOZF, Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed April 16,
2021
                                                            File No. 024-11204

       Dear Mr. Harmer:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

       Amendment No. 5 to Offering Statement on Form 1-A

       Index to Financial Statements, page F-1

   1. Please revise your interim financial statements for the six months ended December 31,
                                                        2020 to include the
corresponding period of the preceding fiscal year (i.e. July 24, 2019 to
                                                        December 31, 2019). In
addition, provide a statement in your notes to interim financial statements that in the
opinion of management all adjustments necessary in order to make the interim financial
statements not misleading have been included. Refer to Part F/S
                                                        (b)(5) of Form 1-A.
   2. We note your interim financial statements refer to accountants' compilation report.
                                                        Compilation reports are
not appropriate in any filings, because the association of the accountant provides no
basis for reliance. Please revise to provide interim financial
 Don Harmer
GRASS QOZF, Inc.
April 23, 2021
Page 2
      statements that comply with Article 8 of Regulation S-X. Refer to Part F/S (b)(5) and (c)
      of Form 1-A.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameDon Harmer
                                                           Division of
Corporation Finance
Comapany NameGRASS QOZF, Inc.
                                                           Office of Energy &
Transportation
April 23, 2021 Page 2
cc:       Brian Higley, Esq.
FirstName LastName